ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 16, 2020	Jessica L. Reece T +1 617 235 4636 F +1 617 235 9688 jessica.reece@ropesgray.com

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Attn: Ryan Sutcliffe

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 333-237048, 811-23556

Dear Mr. Sutcliffe:

Thank you for your letter dated April 9, 2020 (the “Comment Letter”), setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC on March 10, 2020.

The following sets forth the Registrant’s responses to the Staff’s comments. Capitalized terms not defined herein shall have the same meanings ascribed to them in the Registration Statement.

Prospectus

Fees and Expenses/Example

1.	Comment: The Fund’s “other expenses” line item appears to be unusually high. Please explain supplementally to us why this is so. Depending on your response, we may have additional comments.

Response: The Annual Fund Operating Expenses table has been revised to show the Fund’s “other expenses” of 2.23%.

2.

Comment: The Fund states, “This expense reimbursement has been restated to better reflect anticipated reimbursement to the Fund.” Please explain why this sentence is present in a new fund prospectus (i.e., this is the first statement, so how could it be a restatement?). Please explain the underlying assumptions for the anticipated reimbursement figure.

Response: The noted sentence has been removed. The fee waiver and expense reimbursement refers to the waiver of Management Fees and reimbursement of Other Expenses to the extent Total Annual Fund Operating Expenses (exclusive of brokerage costs, interest, taxes, dividends, litigation and indemnification expenses, expenses associated with the investments in underlying investment companies and extraordinary expenses) exceed 1.29% of the average daily net assets of the Fund.

3.	Comment: Please remove the third sentence of the Example as it is not required by Item 3 of Form N-1A, and please revise the second sentence to conform with Item 3 of Form N-1A.

Response: The Registrant has made the requested changes.

Principal Investment Strategies/Principal Risks

4.	Comment: Please describe the specific criteria the Fund uses to determine that an investment is economically tied to emerging markets.

Response: The Registration Statement has been revised to explain that the Fund considers an issuer to be located in an Emerging Markets country if at least 50% of the issuer’s assets, gross revenues or profits in any one of the last two years represents assets or activities located in such countries.

5.

Comment: The Fund states, “Emerging Markets are defined as those countries listed in the MSCI Emerging Markets Index and other countries that the portfolio managers consider to have emerging market characteristics.” Please describe the precise objective characteristics that portfolio managers will utilize to define countries with “emerging market characteristics.” Will such portfolio manager determined countries count toward satisfaction of 80% of the Fund’s net assets (plus borrowings made for investment purposes) in equity securities and other equity-related investments in Emerging Markets? Depending on your response, we may have further comments.

Response: The noted sentence has been removed from the Registration Statement and replaced with the following disclosure:

The Fund considers an issuer to be located in an Emerging Markets country if at least 50% of the issuer’s assets, gross revenues or profits in any one of the last two years represents assets or activities located in such countries. Emerging Markets refers to any country represented in the MSCI Emerging Markets Index.

6.

Comment: The Fund states, “The Fund may invest in and have direct access to China A shares listed on the Shanghai Stock Exchange via the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect Schemes.” Please provide the abbreviations used for the connect schemes/exchange later in the document (e.g., p. 8).

Response: The Registrant has provided the noted abbreviations.

7.	Comment: Disclosure indicates the Fund “may” invest in China A shares. As this is principal strategy disclosure, please clarify whether the Fund will or will not invest in China A shares.

Response: The Fund’s Principal Investment Strategies have been revised to reflect that the Fund will invest in and have direct access to China A shares.

8.	Comment: Will the Fund invest in other classes of China shares? If so, please disclose the other classes, and indicate how they differ from A shares (e.g., tax treatment, shareholder rights, etc.).

Response: The Fund will not invest in other classes of China shares at this time.

9.

Comment: The disclosure indicates that the Fund will invest to a significant extent in derivatives. Accordingly, please tailor the disclosure to indicate specifically how the Fund expects to be managed, and address those strategies that the Fund expects to be most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type (see Barry Miller letter to ICI, July 30, 2010). Please revise the registration statement to conform with this guidance.

Response: The Fund is not expected to invest significantly in derivatives, although it will use derivatives for hedging or efficient portfolio management purposes or to reduce portfolio risk. The Registrant has reviewed the disclosure included in the Registration Statement regarding derivatives and revised accordingly.

10.

Comment: The Fund states, “The Fund’s investments in derivative and other synthetic instruments that have economic characteristics similar to these investments will be counted toward satisfaction of the Fund’s 80% investment policy.” Please confirm that these derivatives and other synthetic instruments will be valued on a mark-to-market basis.

Response: The Registrant confirms these derivatives and other synthetic instruments will be valued on a mark-to-market basis.

11.

Comment: As a result of the COVID pandemic, significant market events have occurred since this registration statement was filed. Please consider whether the portfolio disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

Response: We note that the following risk has been added to the Prospectus:

Market Disruption and Geopolitical Risk. The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. War, terrorism, and related geopolitical events have led, and in the future may lead, to increased market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Natural and environmental disasters, epidemics or pandemics and systemic market dislocations may also be highly disruptive to economies and markets. Those events as well as other changes in non-U.S. and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the investments of the Fund. Given the interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the U.S.

Principal Risks

12.

Comment: The Fund states, “In investing in the Fund’s assets, the portfolio managers focus on countries with established rules of law and political systems that allow for transparent and unbiased enforcement of those laws . . . .” Given the Fund’s investments in China, Russia, and other countries, please consider whether this statement accurately reflects the expected portfolio holdings of the Fund. Also, the quoted disclosure pertains to strategy, not risk. Accordingly, please relocate it to the strategy section.

Response: The first sentence in the “Risks Associated with Investing in Emerging Markets” has been deleted.

13.	Comment: Please explain the concept of dematerialization in plain English.

Response: Dematerialized means that ownership is generally recorded in book-entry form in the register of shareholders. We have revised the Registration Statement to include the explanation of this concept.

14.	Comment: Please provide the full currency name “Renminbi” with the first abbreviation.

Response: The Registrant has made the requested change.

15.

Comment: Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type (see Barry Miller letter to ICI, July 30, 2010). Given the Fund’s extensive derivative strategies, please provide greater detail on the risks associated with investing in the derivatives that the Fund plans to utilize.

Response: As noted in response to comment 9, the Fund is not expected to invest significantly in derivatives, although it will use derivatives for hedging or efficient portfolio management purposes or to reduce portfolio risk. The Registrant has reviewed the disclosure included in the Registration Statement regarding derivatives and revised accordingly.

16.

Comment: The derivatives risk notes that counterparty risk is an associated risk, but this risk is not included in principal risks. Please explain the exclusion of counterparty risk from principal risks or describe counterparty risk in this section.

Response: The Registrant has added “counterparty and third party risk” to the principal risks of the Fund.

Purchase and Sale of Fund Shares

17.	Comment: “Minimum Additional Investment” has a footnote reference with no associated note. Please reconcile this.

Response: The noted footnote reference has been removed.

Investment Process for the Fund

18.	Comment: In plain English, please define the term “economic value added.”

Response: Economic value added (“EVA”) is a measure of a company’s financial performance based on the residual wealth calculated by deducting its cost of capital from its operating profit, adjusted for taxes on a cash basis. EVA can also be referred to as economic profit as it attempts to capture the true economic profit of a company. This explanation has been added to the Registration Statement.

19.	Comment: In plain English, please clarify what “valuation has become extended” means.

Response: The noted disclosure has been revised to: “the stock has become over-valued.”

Additional Information about the Fund’s Principal Risks

20.	Comment: Please define “OECD” countries at its first use.

Response: The Registrant has added the requested definition.

21.	Comment: Please indicate that “PRC” is an abbreviation for People’s Republic of China.

Response: The Registrant has added the noted defined term.

22.	Comment: Please define the “Northbound Trading Link” and its significance.

Response: The Registrant has added the following parenthetical following the first use of the term “Northbound Trading Link”: “(i.e. non-Mainland investor market access channel).”

23.	Comment: Please spell out and define the “HKSCC” abbreviation at its first use

Response: The Registrant has made the requested change.

24.	Comment: Please spell out and define the “CCASS” abbreviation at its first use.

Response: The Registrant has made the requested change.

25.	Comment: Please spell out and describe the abbreviation “SEHK” at its first use.

Response: The Registrant has made the requested change.

Information about the Fund’s Non-Principal Investment Strategies

26.

Comment: The Fund provides the heading, “Information About the Fund’s Non-Principal Investment Strategies” and then provides two risks with no information about non-principal investment strategies. Please revise the heading or the text underlying the heading.

Response: The noted heading and section have been revised to include certain non-principal investment strategies and risks.

Expensive Limitations and Waivers

27.	Comment: Please disclose that the contractual expense limitation agreement may be terminated in the event of termination of the advisory agreement on page 1.

Response: The Registrant has revised the disclosure regarding termination of the expense limitation agreement to state that it will terminate upon termination of the Investment Management Agreement.

28.	Comment: Please compare this description of expense limitations and waive[r]s to the description of expense limitations and waivers on page 18 of the SAI and eliminate or clarify the inconsistencies.

Response: The Registrant has revised the noted descriptions for accuracy and consistency.

Statement of Additional Information (“SAI”)

Investment Policies and Strategies

29.	Comment: Please explain the meaning of “delta or beta mismatches.”

Response: The “contracts for differences” disclosure in the SAI has been revised to explain that delta or beta mismatches refer to when movements in the underlying reference assets prices are not reflected in the price changes in the derivative used to gain exposure to that asset.

Investment Restrictions

30.	Comment: Pursuant to Form N-1A Item 16(c)(1)(iv), please revise to add “or group of industries” in fundamental policy 4. Please provide specific details applicable groups of industries.

Response: The Registrant has revised the noted policy.

Committees of the Board of Trustees

31.	Comment: When available, please provide Appendix A of the SAI regarding the Trust’s policies regarding shareholder nominations.

Response: The Registrant will include Appendix A of the SAI regarding the Trust’s policies regarding shareholder nominations in a pre-effective amendment to the Registration Statement.

Firm vs. Client Conflicts

32.

Comment: The Fund states, “The Manager may also co-invest in an investment alongside a client or client fund, either directly or indirectly, or invest in any entity which forms part of client fund’s assets.” This sentence appears to discuss engaging in practices that may be prohibited by Section 17 of the 1940 Act. State any exemptive relief that the Manager or Fund has obtained in this area and how it applies, or why this section does not constitute prohibited action under the 1940 Act.

Response: The noted statement regarding co-investments by the Manager has been removed from the SAI; the Fund and the Manager will not engage in practices prohibited by Section 17 of the 1940 Act.

Proxy Voting Policies and Procedures

33.	Comment: Please provide detail regarding the Manager’s proxy voting service provider and how it factors into proxy voting for the Fund.

Response: The Manager will conduct proxy voting through its appointed proxy advisor, Institutional Shareholder Services (“ISS”). The noted section has been revised accordingly.

Financial Statements

34.

Comment: Is a party other than the Fund’s sponsor, or one of its affiliates, providing the Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe their relationship the Fund.

Response: The Fund’s initial (seed) capital will be provided by the Manager.

Part C

Item 28 Exhibit

35.

Comment: Rule 411 under the Securities Act and Rule 0-4 under the 1940 Act require the hyperlinking of both exhibits and other information incorporated by reference in a registration, if publicly available on EDGAR. This includes to the current filing. Please ensure that the registration statement is in conformity with hyperlinking requirements.

Response: The Registrant will ensure that the Registration Statement is in conformity with hyperlinking requirements.

*        *        *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica L Reece
Jessica L. Reece, Esq.

cc: John Loder, Esq. Barbara J. Nelligan